United States securities and exchange commission logo





                           March 30, 2021

       Ross Sklar
       Chief Executive Officer
       Starco Brands, Inc.
       250 26th Street, Suite 200
       Santa Monica, CA

                                                        Re: Starco Brands, Inc.
                                                            Amendment No. 1 to
Draft Offering Statement on Form 1-A
                                                            Submitted March 12,
2021
                                                            CIK No. 0001539850

       Dear Mr. Sklar:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 19, 2021 letter.

       Amendment No. 1 to Draft Offering Statement on Form 1-A submitted March 12, 2021

       The Company's Business
       Principal Products and Services
       Products
       Breathe   , page 27

   1. We note your revised disclosures in response to prior comment 4, and that on February 8,
                                                        2021 Alim Enterprises,
LLC assigned the "Breathe Hand Sanitizer Spray" patent
                                                        application to you.
Yet, the disclosure in the Interest of Management and Others in
                                                        Certain Transactions
section on page 43 continues to indicate that Alim Enterprises, LLC owns the rights to the
patent application. In addition, the Memorandum of Understanding between you, Alim
Enterprises, LLC and The Starco Group continues to suggest that Alim
 Ross Sklar
Starco Brands, Inc.
March 30, 2021
Page 2
         Enterprises, LLC owns all rights to the patent application and that Alim Enterprises, LLC was only "willing to transfer the patent" to you. Please revise to reconcile these inconsistencies and enhance your disclosure, including on page 34, accordingly.
Marketing & Sales
Agreement with Hearst Magazines Media, Inc., page 30

2. Please revise your discussion of your license agreements with Hearst Magazine Media,
         Inc. in this section to provide additional details. For example,
please outline each party   s
         rights and obligations under the license agreements, and provide additional information regarding the royalty rate that is payable to Hearst under the agreements (for example, low-single digits, high-single-digits or a range not to exceed ten percent).
Distribution, page 33

3. We note your response to prior comment 6, and that you believe you are not required to file any of the purchase orders for your Breathe hand sanitizer product that TSG has received from third-party retailers, including Dollar General, Wegmans, HLA, and J.
         Winkler. We re-issue our comment in part. To the extent your business is substantially dependent on a purchase order from any third-party retailer, please file any such purchase order as an exhibit and revise your disclosure to discuss the material terms of the purchase order; alternatively, please advise. Refer to Item 17(6)(b) of the Form 1-A.
Part III - Exhibits, page 47

4. Your disclosures on pages 15 and 25 provide that the exclusive forum provision contained in your subscription agreement will not apply to claims arising under the Exchange Act.
         Yet, the exclusive forum provision included in your subscription agreement does not include language to that effect. If this provision is not intended to apply to Exchange Act claims, amend your subscription agreement to state the same, or tell us how you will inform future investors of this limitation.
5. We note that the disclosures in your offering statement on pages 16 and 24 indicate that your subscription agreement contains a waiver of jury trial provision that applies to "any claims made under the federal securities laws." However, we are unable to locate such provision in your subscription agreement. Please revise or advise. General

6. We note your response to prior comment 13, and re-issue such comment as you have not provided the requested disclosure. Please revise your offering circular cover page and
FirstName LastNameRoss Sklar
       plan of distribution section to explicitly state that the company and the selling
Comapany    NameStarco
       shareholders  will Brands,    Inc. shares at a stated, fixed price for
                           all sell their
March the
       30, duration
           2021 Page of 2the offering.
FirstName LastName
 Ross Sklar
FirstName  LastNameRoss Sklar
Starco Brands, Inc.
Comapany
March      NameStarco Brands, Inc.
       30, 2021
March3 30, 2021 Page 3
Page
FirstName LastName
      Please contact Nicholas Lamparski at (202) 551-4695 or Lilyanna Peyser at
(202) 551-
3222 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services
cc:      Jeanne Campanelli